================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                         MARKETING SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE 570907105
--------------------------------------------------------------------------------
                  (Title of class of securities) (CUSIP number)


          NANCY E. BARTON, ESQ., GENERAL ELECTRIC CAPITAL CORPORATION,
        260 LONG RIDGE ROAD, STAMFORD, CONNECTICUT 06927 (203) 357-4000
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                JANUARY 28, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 8 Pages)

================================================================================

NY2:\281278\03\611@03!.DOC\47660.1420

-------------------------- ----------------------------------------              --------------------------------------------------
CUSIP No.                    570907105                                    13D                         Page 2 of 8
-------------------------- ----------------------------------------              --------------------------------------------------

-------------- ------------------------------------------------- ---------------------------------------------------------------
   1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL CORPORATION
               I.R.S. IDENTIFICATION NOS.                                     13-1500700
               OF ABOVE PERSONS:
-------------- -------------------------------------------------------------------------------------------- --------------------
   2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                        (B) [X]
-------------- -----------------------------------------------------------------------------------------------------------------
   3           SEC USE ONLY

-------------- ------------------------------ ----------------------------------------------------------------------------------
   4           SOURCE OF FUNDS:               OO

-------------- -------------------------------------------------------------------------------------------- --------------------
   5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [X]
-------------- ------------------------------------------------- ---------------------------------------------------------------
   6           CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

----------------------- ------- --------------------------------------------- --------------------------------------------------
    NUMBER OF             7     SOLE VOTING POWER:                            4,423,139 (SEE ITEM 3)
     SHARES
                        ------- --------------------------------------------- --------------------------------------------------
  BENEFICIALLY            8     SHARED VOTING POWER:                          0
    OWNED BY
                        ------- --------------------------------------------- --------------------------------------------------
      EACH                9     SOLE DISPOSITIVE POWER:                       4,423,139 (SEE ITEM 3)
    REPORTING
                        ------- --------------------------------------------- --------------------------------------------------
   PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

-------------- -------------------------------------------------------------- --------------------------------------------------
   11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       4,423,139 (SEE ITEM 3)

-------------- -------------------------------------------------------------------------------------------- --------------------
   12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

-------------- -------------------------------------------------------------------------------------------- --------------------
   13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          25.8% (SEE ITEM 3)

-------------- ------------------------------------------------- ---------------------------------------------------------------
   14          TYPE OF REPORTING PERSON:                         CO

-------------- ------------------------------------------------- ---------------------------------------------------------------

------------------------ ----------------------------------------              --------------------------------------------------
CUSIP No.                    570907105                                    13D                         Page 3 of 8
------------------------ ----------------------------------------              --------------------------------------------------

--------------- ------------------------------------------------- ---------------------------------------------------------------
    1           NAME OF REPORTING PERSON:                         GENERAL ELECTRIC CAPITAL SERVICES, INC.
                S.S. OR I.R.S. IDENTIFICATION NO.                              06-1109503
                OF ABOVE PERSON:
--------------- -------------------------------------------------------------------------------------------- --------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                         (B) [X]
--------------- -----------------------------------------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------- ------------------------------ ----------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:               NOT APPLICABLE

--------------- -------------------------------------------------------------------------------------------- --------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [X]
--------------- ------------------------------------------------- ---------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

------------------------ ------- --------------------------------------------- --------------------------------------------------
     NUMBER OF             7     SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
      SHARES
                         ------- --------------------------------------------- --------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER:                          0
     OWNED BY
                         ------- --------------------------------------------- --------------------------------------------------
       EACH                9     SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
     REPORTING
                         ------- --------------------------------------------- --------------------------------------------------
    PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

--------------- -------------------------------------------------------------- --------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
--------------- -------------------------------------------------------------------------------------------- --------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]
--------------- -------------------------------------------------------------------------------------------- --------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                             (SEE 11 ABOVE)
--------------- ------------------------------------------------- ---------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                         CO
--------------- ------------------------------------------------- ---------------------------------------------------------------

-------------------------- ----------------------------------------              --------------------------------------------------
CUSIP No.                    570907105                                    13D                         Page 4 of 8
-------------------------- ----------------------------------------              --------------------------------------------------

-------------- ------------------------------------------------- ---------------------------------------------------------------
   1           NAME OF REPORTING PERSON:                         GENERAL ELECTRIC COMPANY
               S.S. OR I.R.S. IDENTIFICATION NO.                              14-0689340
               OF ABOVE PERSON:
-------------- -------------------------------------------------------------------------------------------- --------------------
   2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                        (B) [X]
-------------- -----------------------------------------------------------------------------------------------------------------
   3           SEC USE ONLY

-------------- ------------------------------ ----------------------------------------------------------------------------------
   4           SOURCE OF FUNDS:               NOT APPLICABLE

-------------- -------------------------------------------------------------------------------------------- --------------------
   5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [X]
-------------- ------------------------------------------------- ---------------------------------------------------------------
   6           CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

----------------------- ------- --------------------------------------------- --------------------------------------------------
    NUMBER OF             7     SOLE VOTING POWER:                            DISCLAIMED (SEE 11 BELOW)
     SHARES
                        ------- --------------------------------------------- --------------------------------------------------
  BENEFICIALLY            8     SHARED VOTING POWER:                          0
    OWNED BY
                        ------- --------------------------------------------- --------------------------------------------------
      EACH                9     SOLE DISPOSITIVE POWER:                       DISCLAIMED (SEE 11 BELOW)
    REPORTING
                        ------- --------------------------------------------- --------------------------------------------------
   PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

-------------- -------------------------------------------------------------- --------------------------------------------------
   11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                              GENERAL ELECTRIC COMPANY
-------------- -------------------------------------------------------------------------------------------- --------------------
   12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

-------------- -------------------------------------------------------------------------------------------- --------------------
   13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                            (SEE 11 ABOVE)
-------------- ------------------------------------------------- ---------------------------------------------------------------
   14          TYPE OF REPORTING PERSON:                         CO

-------------- ------------------------------------------------- ---------------------------------------------------------------


                  This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D (the "Schedule 13D") filed on January 1, 1998, by and on behalf of General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). Unless otherwise indicated, capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEMS 2(A), (B) AND (C).

                  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE Capital, GECS and GE are set forth on Schedules I, II and III attached hereto, respectively.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Since the filing of the Schedule 13D in connection with GE Capital's acquisition of 50,000 shares of Convertible Preferred Stock, which were convertible into 4,415,612 shares of Common Stock, GE Capital has acquired beneficial ownership of an additional 7,527 shares of Common Stock. 4,727 of such additional shares of Common Stock are beneficially owned by GE Capital as the result of an adjustment to the Conversion Ratio (as defined in the Certificate of Designation for the Convertible Preferred Stock) resulting from the issuance of Common Stock by the Company at a price per share less than the Conversion Price (as defined in the Certificate of Designation for the Convertible Preferred Stock) on the date of such issuance. An additional 2,800 shares of Common Stock are beneficially owned by GE Capital as the result of antidilution protection provisions triggered upon the exercise of Scheduled Options and Scheduled Warrants (each as defined in the Certificate of Designation for the Convertible Preferred Stock). The foregoing results in the beneficial ownership by GE Capital of an aggregate of 4,423,139 shares of Common Stock which, on an as-converted basis, represents approximately 25.8% of the issued and outstanding shares of Common Stock.

                  Dividends accrue on the shares of Convertible Preferred Stock held by GE Capital on the first business day of each calendar quarter. Upon conversion of shares of Convertible Preferred Stock, accrued dividends are also converted into shares of Common Stock. Prior to the conversion of the

Convertible Preferred Stock, it will not be possible to determine the exact number of shares of Common Stock into which accrued dividends shall be converted, because such number is determined by a formula which is based on the market price of the Common Stock at the time of conversion. Consequently, the beneficial ownership of the shares of Common Stock representing accrued di vidends is disclaimed by each of GE Capital, GECS and GE.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this statement, the aggregate number and percentage of shares of Common Stock beneficially owned by GE Capital are 4,423,139 and approximately 25.8%, respectively.

                  Except as disclosed in this Item 5(a) and in Item 3 above, none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

                  (b) GE Capital has the sole power to vote or direct the vote of all 4,423,139 shares of Common Stock that it beneficially owns and the sole power to dispose or to direct the disposition of such shares.

                  Except as disclosed in this Item 5(b), none of GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the securities which they may be deemed to beneficially own.

                  (c) Except as set forth above, neither GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

                  (d) No person except for GE Capital is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

                  (e)      Not applicable.

                  Neither the filing of this Amendment No. 1 nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock, Convertible Preferred Stock or Warrants.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999


                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                    By: /s/ John Malfettone
                                        ---------------------------------------
                                        Name: John Malfettone
                                        Title: Vice President


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By: /s/ Paul Licursi
                                        ---------------------------------------
                                        Name: Paul Licursi
                                        Title: Attorney-in-Fact


                                    GENERAL ELECTRIC COMPANY

                                    By: /s/ Paul Licursi
                                        ---------------------------------------
                                        Name: Paul Licursi
                                        Title: Attorney-in-Fact

                          SCHEDULE I TO AMENDMENT NO. 1

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                  PRESENT                                     PRESENT
                                  BUSINESS                                    PRINCIPAL
NAME                              ADDRESS                                     OCCUPATION
----                              -------                                     ----------
Directors
---------
Nigel D.T. Andrews                General Electric Capital Corporation        Executive Vice President, General
                                  260 Long Ridge Road                         Electric Capital Corporation
                                  Stamford, CT  06927

Nancy E. Barton                   General Electric Capital Corporation        Senior Vice President, General Counsel
                                  260 Long Ridge Road                         and Secretary, General Electric Capital
                                  Stamford, CT  06927                         Corporation

James R. Bunt                     General Electric Company                    Vice President and Treasurer, General
                                  3135 Easton Turnpike                        Electric Company
                                  Fairfield, CT  06431

David M. Cote                     General Electric Appliances                 President and Chief Executive Officer,
                                  Appliance Park                              General Electric Appliances
                                  Louisville, KY 40225

Dennis D. Dammerman               General Electric Company                    Vice Chairman and Executive Officer,
                                  3135 Easton Turnpike                        General Electric Company; Chairman and
                                  Fairfield, CT  06431                        Chief Executive Officer, General
                                                                              Electric Capital Services, Inc.
Benjamin W. Heineman, Jr.         General Electric Company                    Senior Vice President, General Counsel
                                  3135 Easton Turnpike                        and Secretary, General Electric Company
                                  Fairfield, CT  06431

Jeffrey R. Immelt                 General Electric Medical Systems            President and Chief Executive Officer,
                                  3000 N. Grandview Boulevard                 General Electric Medical Systems
                                  Waukesha, WI 53188

W. James McNerney, Jr.            GE Aircraft Engines                         President and Chief Executive Officer,
                                  One Neumann Way                             GE Aircraft Engines
                                  Cincinnati, OH 45215-6301

John H. Myers                     GE Investment Corporation                   Chairman and President, GE Investment
                                  3003 Summer Street                          Corporation
                                  Stamford, CT 06905

Robert L. Nardelli                General Electric Company                    President and Chief Executive Officer,
                                  One River Road                              GE Power Systems
                                  Schenectady, NY  12345

                                  PRESENT                                     PRESENT
                                  BUSINESS                                    PRINCIPAL
NAME                              ADDRESS                                     OCCUPATION
----                              -------                                     ----------

Denis J. Nayden                   General Electric Capital Corporation        President and Chief Executive Officer,
                                  260 Long Ridge Road                         General Electric Capital Corporation
                                  Stamford, CT  06927

Michael A. Neal                   General Electric Capital Corporation        Executive Vice President, General
                                  260 Long Ridge Road                         Electric Capital Corporation
                                  Stamford, CT  06927

James A. Parke                    General Electric Capital Corporation        Senior Vice President, Finance, General
                                  260 Long Ridge Road                         Electric Capital Corporation
                                  Stamford, CT  06927

John M. Samuels                   General Electric Company                    Vice President and Senior Counsel,
                                  3135 Easton Turnpike                        Corporate Taxes, General Electric
                                  Fairfield, CT  06431                        Company

Keith S. Sherin                   General Electric Company                    Senior Vice President -
                                  3135 Easton Turnpike                        Finance and Chief Financial Officer,
                                  Fairfield, CT  06431                        General Electric Company

Edward D. Stewart                 General Electric Capital Corporation        Executive Vice President, General
                                  1600 Summer Street                          Electric Capital Corporation
                                  Stamford, CT  06905

John F. Welch, Jr.                General Electric Company                    Chairman and Chief Executive Officer,
                                  3135 Easton Turnpike                        General Electric Company
                                  Fairfield, CT  06431

Executive Officers
------------------

Denis J. Nayden                   General Electric Capital Corporation        President and Chief Executive Officer
                                  260 Long Ridge Road
                                  Stamford, CT  06927

Nigel D.T. Andrews                General Electric Capital Corporation        Executive Vice President
                                  260 Long Ridge Road
                                  Stamford, CT  06927

Michael A. Neal                   General Electric Capital Corporation        Executive Vice President
                                  260 Long Ridge Road
                                  Stamford, CT  06927

Edward D. Stewart                 General Electric Capital Corporation        Executive Vice President
                                  1600 Summer Street
                                  Stamford, CT  06905


                                       2

                                  PRESENT                                     PRESENT
                                  BUSINESS                                    PRINCIPAL
NAME                              ADDRESS                                     OCCUPATION
----                              -------                                     ----------

Nancy E. Barton                   General Electric Capital Corporation        Senior Vice President, General Counsel
                                  260 Long Ridge Road                         and Secretary
                                  Stamford, CT  06927

James A. Colica                   General Electric Capital Corporation        Senior Vice President, Global Risk
                                  260 Long Ridge Road                         Management
                                  Stamford, CT  06927

Michael D. Fraizer                General Electric Capital Corporation        Senior Vice President,
                                  6604 West Broad Street                      Insurance/Investment Products
                                  Taylor Building
                                  Richmond, VA 23230

Robert L. Lewis                   General Electric Capital Corporation        Senior Vice President, Structured
                                  120 Long Ridge Road                         Finance Group
                                  Stamford, CT  06927

James A. Parke                    General Electric Capital Corporation        Senior Vice President, Finance
                                  260 Long Ridge Road
                                  Stamford, CT  06927

Lawrence J. Toole                 General Electric Capital Corporation        Senior Vice President, Human Resources
                                  260 Long Ridge Road
                                  Stamford, CT  06927

Jeffrey S. Werner                 General Electric Capital Corporation        Senior Vice President, Corporate
                                  201 High Ridge Road                         Treasury and Global Funding Operation
                                  Stamford, CT  06927


Each person listed above is a citizen of the United States of America except Nigel D.T. Andrews, who is a citizen of the United Kingdom.

                         SCHEDULE II TO AMENDMENT NO. 1

                Filed by General Electric Capital Services, Inc.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                    PRESENT                                     PRESENT
                                    BUSINESS                                    PRINCIPAL
NAME                                ADDRESS                                     OCCUPATION
----                                -------                                     ----------
Directors
---------
Kaj Ahlmann                         Employers Reinsurance Corp.                 Executive Vice President, General
                                    5200 Metcalf                                Electric Capital Services, Inc.,
                                    Overland Park, KS  66201                    President and Chief Operating Officer,
                                                                                Employers Reinsurance Corp.
Nigel D.T. Andrews                  General Electric Capital Corporation        Executive Vice President, General
                                    260 Long Ridge Road                         Electric Capital Corporation
                                    Stamford, CT  06927

James R. Bunt                       General Electric Company                    Vice President and Treasurer, General
                                    3135 Easton Turnpike                        Electric Company
                                    Fairfield, CT  06431

David M. Cote                       GE Appliances                               President and Chief Executive Officer,
                                    Appliance Park                              GE Appliances
                                    Louisville, KY  40225

Dennis D. Dammerman                 General Electric Company                    Vice Chairman and Executive Officer,
                                    3135 Easton Turnpike                        General Electric Company; Chairman and
                                    Fairfield, CT  06431                        Chief Executive Officer, General
                                                                                Electric Capital Services, Inc.
Benjamin W. Heineman, Jr.           General Electric Company                    Senior Vice President, General Counsel
                                    3135 Easton Turnpike                        and Secretary, General Electric Company
                                    Fairfield, CT  06431

Jeffrey R. Immelt                   GE Medical Systems                          President and Chief Executive Officer,
                                    3000 N. Grandview Blvd.                     GE Medical Systems
                                    Waukesha, WI  53188

John H. Myers                       GE Investment Corporation                   Chairman and President, GE Investment
                                    3003 Summer Street                          Corporation
                                    Stamford, CT 06905

Robert L. Nardelli                  General Electric Company                    President and Chief Executive Officer,
                                    One River Road                              GE Power Systems
                                    Schenectady, NY  12345

Denis J. Nayden                     General Electric Capital Corporation        President and Chief Executive Officer,
                                    260 Long Ridge Road                         General Electric Capital Corporation
                                    Stamford, CT  06927

                                    PRESENT                                     PRESENT
                                    BUSINESS                                    PRINCIPAL
NAME                                ADDRESS                                     OCCUPATION
----                                -------                                     ----------

Michael A. Neal                     General Electric Capital Corporation        Executive Vice President, General
                                    260 Long Ridge Road                         Electric Capital Corporation
                                    Stamford, CT  06927

John M. Samuels                     General Electric Company                    Vice President and Senior Counsel,
                                    3135 Easton Turnpike                        Corporate Taxes, General Electric
                                    Fairfield, CT  06431                        Company

Keith S. Sherin                     General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Finance and Chief Financial Officer,
                                    Fairfield, CT  06431                        General Electric Company

Edward D. Stewart                   General Electric Capital Corporation        Executive Vice President, General
                                    1600 Summer Street                          Electric Capital Corporation
                                    Stamford, CT  06905

John F. Welch, Jr.                  General Electric Company                    Chairman and Chief Executive Officer,
                                    3135 Easton Turnpike                        General Electric Company
                                    Fairfield, CT  06431

Executive Officers
------------------

Dennis D. Dammerman                 General Electric Capital Services, Inc.     Vice Chairman and Executive Officer,
                                    3135 Easton Turnpike                        General Electric Company; Chairman and
                                    Fairfield, CT  06431                        Chief Executive Officer, General
                                                                                Electric Capital Services, Inc.
Kaj Ahlmann                         Employers                                   Executive Vice President, General
                                    Reinsurance Corp.                           Electric Capital Services, Inc.,
                                    5200 Metcalf                                President and Chief Operating Officer,
                                    Overland Park, KS 66201                     Employers Reinsurance Corp.

Nigel D.T. Andrews                  General Electric Capital Corporation        Executive Vice President
                                    260 Long Ridge Road                         See Schedule B.
                                    Stamford, CT  06927

Denis J. Nayden                     General Electric Capital Corporation        President and Chief Executive Officer
                                    260 Long Ridge Road                         See Schedule I.
                                    Stamford, CT  06927

Michael A. Neal                     General Electric Capital Corporation        Executive Vice President
                                    260 Long Ridge Road                         See Schedule I.
                                    Stamford, CT  06927

Edward D. Stewart                   General Electric Capital Corporation        Executive Vice President
                                    1600 Summer Street                          See Schedule I.
                                    Stamford, CT  06905


                                       2

                                    PRESENT                                     PRESENT
                                    BUSINESS                                    PRINCIPAL
NAME                                ADDRESS                                     OCCUPATION
----                                -------                                     ----------

Nancy E. Barton                     General Electric Capital Corporation        Senior Vice President, General Counsel
                                    260 Long Ridge Road                         and Secretary
                                    Stamford, CT  06927                         See Schedule I.

James A. Parke                      General Electric Capital Corporation        Senior Vice President, Finance
                                    260 Long Ridge Road                         See Schedule I.
                                    Stamford, CT  06927

Lawrence J. Toole                   General Electric Capital Corporation        Senior Vice President, Human Resources
                                    260 Long Ridge Road                         See Schedule I.
                                    Stamford, CT  06927

Jeffrey S. Werner                   General Electric Capital Corporation        Senior Vice President, Corporate
                                    201 High Ridge Road                         Treasury and Global Funding Operation
                                    Stamford, CT  06927                         See Schedule I.


Each person listed above is a citizen of the United States of America except:
Kaj Ahlmann, who is a citizen of Denmark; and Nigel D.T. Andrews, who is a citizen of the United Kingdom.

                         SCHEDULE III TO AMENDMENT NO. 1
                        Filed by General Electric Company
                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                 PRESENT                                      PRESENT
                                 BUSINESS                                     PRINCIPAL
NAME                             ADDRESS                                      OCCUPATION
----                             -------                                      ----------
Directors
---------
J.I. Cash, Jr.                   Harvard Business School                      Professor of Business
                                 Baker Library 187                            Administration-Graduate School of
                                 Soldiers Field                               Business Administration, Harvard
                                 Boston, MA 02163                             University

S.S. Cathcart                    222 Wisconsin Avenue                         Retired Chairman, Illinois
                                 Suite 103                                    Tool Works
                                 Lake Forest, IL  60045

D.D. Dammerman                   General Electric Company                     Vice Chairman of the Board and
                                 3135 Easton Turnpike                         Executive Officer, General Electric
                                 Fairfield, CT  06431                         Company; Chairman and Chief Executive
                                                                              Officer, General Electric Capital
                                                                              Services, Inc.

P. Fresco                        Fiat SpA                                     Chairman of the Board, Fiat SpA
                                 via Nizza 250
                                 10126 Torino, Italy

C.X. Gonzalez                    Kimberly-Clark de Mexico,                    Chairman of the Board and Chief
                                   S.A. de C.V.                               Executive Officer, Kimberly-Clark de
                                 Jose Luis Lagrange 103, Tercero Piso         Mexico,  S.A. de C.V.
                                 Colonia Los Morales
                                 Mexico, D.F. 11510, Mexico

Andrea Jung                      Avon Products, Inc.                          President and Chief Operating Officer,
                                 1345 Avenue of the Americas                  Avon Products, Inc.
                                 New York, NY  10105

G.G. Michelson                   Federated Department Stores                  Former Member of the Board of
                                 151 West 34th Street                         Directors, Federated Department Stores
                                 New York, NY  10001

E.F. Murphy                      General Electric Company                     Vice Chairman of the Board and
                                 3135 Easton Turnpike                         Executive Officer, General Electric
                                 Fairfield, CT 06431                          Company

S. Nunn                          King & Spalding                              Partner, King & Spalding
                                 191 Peachtree Street, N.E.
                                 Atlanta, GA 30303

J.D. Opie                        General Electric Company                     Vice Chairman of the Board and
                                 3135 Easton Turnpike                         Executive Officer, General Electric
                                 Fairfield, CT  06431                         Company

R.S. Penske                      Penske Corporation                           Chairman of the Board and President,
                                 13400 Outer Drive, West                      Penske Corporation
                                 Detroit, MI  48239-4001

                                 PRESENT                                      PRESENT
                                 BUSINESS                                     PRINCIPAL
NAME                             ADDRESS                                      OCCUPATION
----                             -------                                      ----------

F.H.T. Rhodes                    Cornell University                           President Emeritus, Cornell University
                                 3104 Snee Building
                                 Ithaca, NY  14853

A.C. Sigler                      Champion International Corporation           Retired Chairman of the Board and CEO
                                 1 Champion Plaza                             and former Director, Champion
                                 Stamford, CT  06921                          International Corporation

D.A. Warner III                  J.P. Morgan & Co., Inc. and Morgan           Chairman of the Board, President, and
                                 Guaranty Trust Co.                           Chief Executive Officer, J.P. Morgan &
                                 60 Wall Street                               Co. Incorporated and Morgan Guaranty
                                 New York, NY  10260                          Trust Company


J.F. Welch, Jr.                  General Electric Company                     Chairman of the Board and Chief
                                 3135 Easton Turnpike                         Executive Officer, General Electric
                                 Fairfield, CT  06431                         Company

Executive Officers
------------------

J.F. Welch, Jr.                  General Electric Company                     Chairman of the Board and Chief
                                 3135 Easton Turnpike                         Executive Officer
                                 Fairfield, CT  06431

P.D. Ameen                       General Electric Company                     Vice President and Comptroller
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431

J.R. Bunt                        General Electric Company                     Vice President and Treasurer
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431

D.L. Calhoun                     General Electric Company                     Senior Vice President -
                                 Nela Park                                    GE Lighting
                                 Cleveland, OH 44122

W.J. Conaty                      General Electric Company                     Senior Vice President - Human Resources
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431

D.M. Cote                        General Electric Company                     Senior Vice President -
                                 3135 Easton Turnpike                         GE Appliances
                                 Fairfield, CT  06431

L.S. Edelheit                    General Electric Company                     Senior Vice President - Corporate
                                 P.O. Box 8                                   Research and Development
                                 Schenectady, NY  12301

B.W. Heineman, Jr.               General Electric Company                     Senior Vice President - General Counsel
                                 3135 Easton Turnpike                         and Secretary
                                 Fairfield, CT  06431

J.R. Immelt                      General Electric Company                     Senior Vice President -
                                 P.O. Box 414                                 GE Medical Systems
                                 Milwaukee, WI 53201

G.S. Malm                        General Electric Company                     Senior Vice President -
                                 3135 Easton Turnpike                         Asia
                                 Fairfield, CT  06431


                                       2

                                 PRESENT                                      PRESENT
                                 BUSINESS                                     PRINCIPAL
NAME                             ADDRESS                                      OCCUPATION
----                             -------                                      ----------

W.J. McNerney, Jr.               General Electric Company                     Senior Vice President -
                                 1 Neumann Way                                GE Aircraft Engines
                                 Cincinnati, OH 05215

E.F. Murphy                      General Electric Company                     Vice Chairman of the Board and
                                 3135 Easton Turnpike                         Executive Officer
                                 Fairfield, CT 06431

R.L. Nardelli                    General Electric Company                     Senior Vice President -
                                 1 River Road                                 GE Power Systems
                                 Schenectady, NY  12345

R.W. Nelson                      General Electric Company                     Vice President - Corporate Financial
                                 3135 Easton Turnpike                         Planning and Analysis
                                 Fairfield, CT  06431

J.D. Opie                        General Electric Company                     Vice Chairman of the Board and
                                 3135 Easton Turnpike                         Executive Officer
                                 Fairfield, CT  06431

G.M. Reiner                      General Electric Company                     Senior Vice President - Chief
                                 3135 Easton Turnpike                         Information Officer
                                 Fairfield, CT  06431

J.G. Rice                        General Electric Company                     Vice President -
                                 2901 East Lake Road                          GE Transportation Systems
                                 Erie, PA  16531

G.L. Rogers                      General Electric Company                     Senior Vice President -
                                 1 Plastics Avenue                            GE Plastics
                                 Pittsfield, MA  01201

K.S. Sherin                      General Electric Company                     Senior Vice President -
                                 3135 Easton Turnpike                         Finance and Chief Financial Officer
                                 Fairfield, CT  06431

L.G. Trotter                     General Electric Company                     Senior Vice President -
                                 41 Woodward Avenue                           GE Industrial Systems
                                 Plainville, CT  06062


Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; Andrea Jung, who is a citizen of Canada; and G.S. Malm, who is a citizen of Sweden.









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